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SEC Mail Processing Section

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67169 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SageTrader, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite # 1150
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Cooper (415)-293-3894
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite # 620 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Alan Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SageTrader, LLC, as of February 23, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

SEE ATTACHED STATEMENT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

~~☐ See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 24th day of FEBRUARY, 2017, by
*Date* *Month* *Year*

(1) ALAN COOPER

(and (2) ________________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NATASHA YANKOFFSKI
COMM. #2059440
Notary Public - California
San Francisco County
My Comm. Expires Feb. 28, 2018
NR01 NR01

Signature Natasha Yankoffski
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: _____ Signer(s) Other Than Named Above: ____________

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
SageTrader, LLC

We have audited the accompanying statement of financial condition of SageTrader, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SageTrader, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 23, 2017

SAGETRADER, LLC
Statement of Financial Condition
December 31, 2016

## Assets

| | | |
|---|---|---|
| Cash | $ | 45,283 |
| Receivable from clearing broker | | 163,052 |
| Reimbursed expenses receivable from customers | | 370,272 |
| Commission receivable | | 40,796 |
| Deposit with clearing broker | | 1,947,862 |
| Prepaid expenses, deposits and other | | 33,317 |
| Office equipment, net | | 32,066 |
| Total assets | $ | 2,632,648 |

## Liabilities and Member's Equity

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 1,375,619 |
| Notes payable to related parties | | 200,000 |
| Total liabilities | | 1,575,619 |
| Member's equity | | 1,057,029 |
| Total liabilities and member's equity | $ | 2,632,648 |

*See Accompanying Notes to Statement of Financial Condition*

# SAGETRADER, LLC
## Notes to Statement of Financial Condition
## December 31, 2016

1. Business and Summary of Significant Accounting Policies

Business

SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company is a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and approved member of the National Futures Association ("NFA") as an introducing broker. The Company is also a member of the BATS Exchange.

The Company has three correspondent clearing relationships: (1) with Merrill Lynch Professional Clearing Corporation ("MLPro"), (2) Wedbush Securities Inc. ("WSI") and, (3) The Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") (collectively, the "Clearing Brokers"). All three provide securities custodial and clearing services to the Company. The Company acts as a fully disclosed introducing broker-dealer and introduces all its customers to these three Clearing Brokers.

During 2016, the Company maintained a futures introducing broker agreement with Wedbush Securities Inc. Futures Division.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Cash

Cash consists of cash on deposit with commercial banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Equipment

Equipment includes furniture and office equipment recorded at cost net of accumulated depreciation of $83,573. Depreciation is computed under the straight-line method using estimated useful lives of 5 years.

## SAGETRADER, LLC
## Notes to Statement of Financial Condition
## December 31, 2016

Revenue Recognition and Receivables

Commissions and Interest from customers are generated through accounts carried at the introduced Clearing Brokers. Commissions and Interest Revenue are recorded on a trade date basis as securities transactions occur as reported by the Clearing Brokers.

Interest Revenue is the difference between what the clearing firm charges on aggregated customer balances and the amount the clearing firms charge the customers.

Routing and Commission Sharing Income is ancillary income paid to the Company for volume related discounts, fee offsets, and commissions that are generated through commission sharing agreements and other agreements with a number of broker-dealers.

Commissions receivable represent amounts due from Clearing Brokers, receivables from other broker-dealers and, reimbursed expenses receivable from customers which represents costs invoiced to the customers. The Company believes all amounts are fully collectable.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the Parent for inclusion in the Parent's income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments

The below table discloses the fair value hierarchy of financial instruments:

| | Carrying Value | Level 1 | Level 2 | Level 3 | Total Estimated Fair Value |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Cash | 45,283 | 45,283 | | | 45,283 |
| Receivable from clearing broker | 163,052 | | 163,052 | | 163,052 |
| Reimbursed expenses receivable from customers | 370,272 | | 370,272 | | 370,272 |
| Commission receivable | 40,796 | | 40,796 | | 40,796 |
| Deposit with clearing broker | 1,947,862 | | 1,947,862 | | 1,947,862 |
| TOTALS | 2,567,265 | 45,283 | 2,521,982 | | 2,567,265 |
| **LIABILITIES** | | | | | |
| Accounts payable and accrued expenses | 1,375,619 | | 1,375,619 | | 1,375,619 |
| Notes payable to related parties | 200,000 | | 200,000 | | 200,000 |
| TOTALS | 1,575,619 | | 1,575,619 | | 1,575,619 |

2. Credit Risk

Reimbursed expenses receivable from customers consist of clearance fees, trading platform fees, market data fees, and execution fees which are billed to the Company and allocated back to the customers who utilize the services. The vendor invoices for these expenses are received after month end and posted to the balance sheet as accounts payable with offsetting accounts receivable from customers. Because we do not carry our customer accounts nor hold their cash, these receivables from customers are considered as non-allowable assets in the calculation of regulatory net capital. The company uses technology developed in 2015, along with information obtained from trading platform and software vendors to track and charge some of these clearance, platform, data, and execution fees prior to month end which allows the company to manage the amount of carry over receivable.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had equity of $1,057,029 and net capital of $575,579 after deductions for non-allowable assets. Net capital was $470,538 in excess of its required net capital of $105,041. The Company's aggregate indebtedness to net capital ratio was 2.74 to 1. The Company is required by FINRA to maintain a minimum net capital of $5,000. In 2010, the Company received approval by the NFA to conduct activities as a Futures Introducing Broker. The NFA requires the Company to maintain a minimum net capital of $45,000.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Office Leases

On June 1, 2014, the Company initially leased office space from 34th Street Suites, LLC in New York. The original lease expired on September 30, 2015, but was extended until October 30, 2015. A new lease was signed on November 1, 2015 that was set to expire on September 30, 2016 but which was amended on March 1, 2016 due to an expansion to a larger space. The expiration of this current amended agreement is February 28, 2017 which will automatically renew for a one year period until February 28, 2018.

On May 1, 2014, the Company subleased its main office space in San Francisco from an entity in which members in the parent have interests. This sub-lease will run concurrent with the entity's master lease scheduled to expire on July 31, 2017. The Company plans to relocate upon expiration of this sublease into another shared space with the same entity.

The future minimum lease payments are as follows:

| | | |
|---|---|---|
| • New York | 2017 (January through September) | $ 56,700 |
| | 2018 (through February 28, 2018) | $ 14,270 |
| • San Francisco | 2017 (January through July) | $ 61,600 |

## SAGETRADER, LLC
## Notes to Statement of Financial Condition
## December 31, 2016

6. Regulatory

In March 2015, the Company received and responded to a confidential request from the SEC for account documents and order/trade data for a particular customer account. The Company has received no further requests or communications from the SEC.

In November 2016, the Company received a letter from the FINRA Department of Market Regulation, Legal Section advising that Matter # 20160498973 was referred by staff for further review. This Matter concerns a number of IPO market orders accepted and routed by the Company during July through December 2015 that should have been rejected by the Company at that time since trading had not commenced in the secondary markets per Rule 5131 - New Issue Allocations and Distributions. These orders actually were rejected by the market centers (exchanges) in compliance with the Rule and were never actually entered in the market. Regardless, FINRA is continuing its investigation. To date, the Company has not received any subsequent communications from the Legal Section.

In June 2016, FINRA began a new routine sales practice, financial / operations and BATS exchange membership examination of the Company with its initial on-site visit beginning on September 15, 2016. The examination is focused on trading surveillance and controls, particularly for high risk accounts. All order message data for four weeks during May and June 2016 was requested and subsequently submitted for analysis by FINRA. To date, the examination is still ongoing and no indications or reports of findings or exceptions have been received.

At the end of March 2016, the Company received an Examination Report for its 2015 FINRA sales practice and financial / operations examination that noted five exceptions of which three concerned compliance with SEC Rule 15c3-5, another concerned maintenance of order records under SEC Rule 17a-4 and another supervision under FINRA Rule 3110 and 3310. The Company sent a detailed response letter on May 9, 2016 and then received an Examination Disposition Letter on May 27, 2016 that stated all five exceptions were referred to FINRA Enforcement Department for review and disposition. To date, the Company has not received any communications from Enforcement.

The Company continues to claim exemption from SEC Rule 15c3-3(k)(2)(ii) and believes that its current policies and procedures comply with the provisions of the rule.

In August 2016, the NFA began a new routine examination of the Company with its initial on-site visit beginning on October 10, 2016. To date, the examination is still ongoing. No final report of findings or exceptions has been received.

7. Related Party Transactions

Members in the Parent have interests in customer accounts introduced by the Company to MLPro and WSI. The Company earns commission and interest revenue from these accounts.

Three Individuals who have member interests in the Parent also provided consulting services to the Company.

Five individuals who have member interest in the Parent Company provided loans of $40,000 each to the Company totaling $200,000 in 2016. The loans are dated December 20, 2016 with an annual interest rate of ten percent (10%) with a due date of June 30, 2017, that can be extended for six months until December 31, 2017 at the discretion of the Company. No interest was paid or accrued in 2016.

# Sage Trader, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2016

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Member of
SageTrader, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by SageTrader, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a difference of $632;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 23, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SAGETRADER, LLC.
ONE EMBARCADERO CENTER, STE 1150
SAN FRANCISCO, CA 94111
8-67169

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $12,892

B. Less payment made with SIPC-6 filed (exclude interest) (6,137)
July 22, 2016
Date Paid

C. Less prior overpayment applied ( - )

D. Assessment balance due or (overpayment) 6,755

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $6,755

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $6,755

H. Overpayment carried forward $( ____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SAGETRADER, LLC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of January, 20 17.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 16 and ending December 31, 20 16
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $10,207,292 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 4,705,759 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $344,574 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 344,574 |
| Total deductions | 5,050,333 |
| 2d. SIPC Net Operating Revenues | $5,156,959 |
| 2e. General Assessment @ .0025 | $12,892 |

(to page 1, line 2.A.)

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016